Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee and Unit Holders of

Tax Exempt Securities Trust:

We consent to the use of our report dated October 21, 2005, included herein, on the statements of assets and liabilities of Tax Exempt Securities Trust (comprised of National Trust 357 and California Trust 204), including the portfolios of securities, as of March 31, 2005, and the related statements of operations and changes in net assets for the year ended March 31, 2005 and for the period from April 3, 2003 (date of deposit) to March 31, 2004.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

October 21, 2005